FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated March 11, 2015 titled “AFP PROVIDA S.A. reports its results for the year ended December 31, 2014”

For immediate release

Contact:
María Paz Yáñez
Chief Financial Officer
Phone: (56-2) 2351 1483
E-mail: myanezm@provida.cl

Santiago, Chile – March 11, 2015 – AFP PROVIDA S.A. (NYSE: PVD) announces its consolidated financial results for the year ended December 31, 2014. All figures are expressed in Chilean pesos, unless otherwise indicated, and are prepared in accordance with the International Financial Reporting Standards (IFRS), except for the recognition in equity, instead of in earnings as required by IFRS, for the effect of change in tax rates as instructed by the Superintendency of Pensions.

AFP PROVIDA S.A. reports its results for the year ended December 31, 2014

GENERAL HIGHLIGHTS FOR THE YEAR 2014

Ü
In 2014, AFP ProVida S.A. (the “Company” or “ProVida”) recorded a profit of Ch$103,757 million, a decrease of Ch$36,329 million or 25.9% as compared to the profit recorded in 2013. Such result was due to the one-time non-recurring profits generated in the first quarter of 2013 from the sale of the equity interests held in foreign companies in Mexico and Peru (Ch$53,321 million, net of taxes). If the gain on sale is disregarded, the profit would have increased by 19.6% in the year 2014 as compared with year 2013.

Ü
Regarding the recurring business, revenues increased by Ch$12,331 million in year 2014 explained by higher fees collected (Ch$12.520 million or 7.7%) due to higher mandatory contributions from the growth in the taxable salary base of contributors.

Ü
Operating expenses increased by Ch$8,146 million in year 2014 due to higher miscellaneous other operating expenses (Ch$6,430 million) mainly related to expenses incurred in the branding advertising campaign, the updating of IT systems and the migration process to move our data center. Additionally, the period recorded higher employee expenses (Ch$4,959 million) attributable to higher commissions paid to sales agents resulting from higher sales and higher costs due to higher staff levels aimed at improving customer service quality.

Ü
Mandatory investments recorded higher gains of Ch$20,055 million in year 2014 as the weighted average nominal return of pension funds was higher than the return recorded in prior year (14.7% vs. 7.0%) reflecting favorable yields in local fixed income investments and foreign stock markets.

Ü
Profits from equity accounted companies decreased by Ch$4,389 million, since the profit in year 2013 included share of profits generated by the investee Administradora de Fondos de Cesantía (“AFC”), which ceased operations in October 2013.

Ü
AFP Genesis (Ecuador), a consolidated subsidiary of ProVida, contributed a profit of Ch$1,373 million in year 2014, a 26.9% decline as compared to the prior year. Behind this variation are lower revenues from investment portfolio fees.

Ü
As of December 31, 2014, ProVida continues to lead the Chilean pension fund industry with a total of US$46,113 million of assets under management, equivalent to a market share of 28%. ProVida is also a leader in terms of clients with an average portfolio of 3.3 million participants and 1.7 million contributors, equivalent to market shares of 34% and 32%, respectively.

GENERAL HIGHLIGHTS FOR THE FOURTH QUARTER OF 2014

Ü
The fourth quarter of 2014 (4Q14) recorded a profit of Ch$19,633 million, increasing by Ch$4,754 million with respect to the profit obtained in the fourth quarter of 2013 (4Q13) principally due to higher fee income and other favorable effects such as Life and disability (“L&D”) insurance contract reserve release and lower intangibles amortization expenses which were partially offset by lower results in mandatory investments.

Ü	During 4Q14, higher revenues of Ch$4,079 million were recorded, mainly due to higher fee income (Ch$3,654 million) from the growth in the taxable salary base of contributors.

Ü
Operating expenses decreased by Ch$2,279 million in 4Q14, mainly due to the positive variance of Ch$4,652 for the reversal of provisions for the L&D insurance contract reserve which was partially offset by an increase in employee expenses of Ch$1,920 million.

Ü
Mandatory investments recorded lower gains in 4Q14, a negative variance of Ch$2,463 million as compared to the gains recorded in 4Q13. This result is explained by the weighted average nominal return of pension funds of 1.6% in 4Q14 as compared to 2.9% recorded in 4Q13.

Ü
In 4Q14 non-operating results decreased by Ch$2,949 million mainly related to a lower gain of Ch$1,539 million was generated by Administradora de Fondos de Cesantia (“AFC”), which ceased its operations in October 2013.

Ü	Income taxes increased by Ch$1,411 million, reflecting a total expense of Ch$4,182 million due to higher pre-tax profit recorded in 4Q14.

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE YEAR 2014

During 2014 in Chile the output growth has fallen short of expectations systematically. It was expected that the economy grew again under the potential, given the slowdown experienced in the second half of 2013, however it was not anticipated that growth would be less than 2% in 2014 (1.7%).

Both GDP and domestic demand growth were below expectations until the last quarter of the year, although the magnitude of the correction from expectations was smaller than in the first half of the year. The largest declines were in investments in machinery and equipment and consumptions of durable goods.

The announcement of several reforms by the government and the difficulties implementing the tax reform, added to the weak economic figures and led to a sharp deterioration in consumer and producer confidence. In fact, business expectations (IMCE = “Indicador Mensual de Confianza Empresarial”) and consumer expectations (IPEC = “Indice de Percepción de la Economía”) have deteriorated over the course of the year. This shift was accentuated in the third quarter, and both indicators are now strongly pessimistic.

Despite the deceleration context, the significant nominal depreciation of the Chilean peso and centain one-time situations –like the increase in the prices of some fruits and vegetables- caused the inflation level to rise above the tolerance range of the Central Bank and was maintained at that high level for a major part of the year. In October, annual CPI variation reached 5.7%, and the year closed at 4.6% and it is expected to approach 3% at mid-2015. These shocks are typically transient and limited however in an indexed economy as the Chilean, the second-round effects could be relevant. Despite of that fact, inflation expectations remained at 3%.

The weak domestic demand, depreciation of the Chilean peso, drop in foreign direct investment and slight increase in exports allowed a fast reduction in the current account deficit, closing at less than 2.0 % of GDP in 2014.

The unemployment rate reached 6.0% which is a low level by historical standards, and average nominal salaries grew 6.5% (7.2% year on year (“yoy”) in December), however there were important signs of deterioration in the labor market. In fact, there has been less job creation, particularly of salaried jobs, and wages in real terms grew slightly (1.7% yoy on average during 2014).

The Central Bank reduced the Monetary Policy Rate by 25 basis points to 3.0% in October and it has remained at that level until today. It should be noted that in September, the Central Bank lowered its estimate of potential growth of the Chilean economy to a range between 4.0% and 4.5%. If the potential GDP is smaller, the capacity gaps could be overestimated, so an expansionary monetary policy will generate inflationary pressures. This is a very important issue, and the Central Bank will have to solve it in order to manage the monetary policy in 2015.

Regarding the Pension Industry, it is important to note that on April 29, 2014, the Chilean President Michelle Bachelet, through the Supreme Decree N° 718 from the Ministry of Finance, created the Government Advisory Commission (the “Bravo Commission") in order to review the regulations ruling the Pension System (Decree Law N° 3,500 of 1980 and the Pension Reform Law N° 20,255 of 2008), and to analyze the system performance and to develop proposals to work on any deficiencies identified. The Bravo Commission submitted to the Chilean President a performance progress report in October 2014, summarizing Commission members' opinions, and informing the performance of the Pension System by identifying its main deficiencies. On July 9, 2014, ProVida presented its views and proposals to improve the pension system performance. The Commission would prepare a final report containing the proposed initiatives to solve any deficiencies identified during the research in January 2015 but the Commission requested an extension to submit the final report to the President by the end August 2015. The Commission will be dissolved after the submission of the final report.

On August 6, 2014, the Congressional Labor Committee endorsed the incorporation of a state-owned AFP. This project intends to introduce more competition in the pension market, leading to reduced administration costs, improving service quality and increasing benefits for participants. In addition, such new AFP would serve to address the most vulnerable workers, i.e., self-employed workers, lower-income workers and those living in remote areas far away from large urban centers. The project proposal is still under discussion at the Labor Committee and may be further modified during their congressional review. It is premature to predict the result of congressional review and the impact of an eventual new state-owned AFP on our pension business. The government also indicates that the proceedings of the law that creates a state-owned AFP will be delayed until the Bravo Commission submits the final report.

The tax reform bill enacted on September 29, 2014 provides for a gradual increase in the corporate tax rate from 20% to 27%, with a taxpayer election that limits the corporate tax rate to 25% but eliminates the taxable profits fund, an exemption from taxes on corporate income that is reinvested.  ProVida has made the taxpayer election that will limit the corporate tax rate to 25%. The election cannot be made until the latter half of 2016 and then would have effect beginning in 2017 for a period of 5 years. The effect of the change in tax rates recognized in 3Q14 was Ch$9,606 million and was initially recognized in earnings as disclosed in our report on Form 6-K filed with the SEC on October 31, 2014. Subsequently, on March 2, 2015, the Superintendency of Pensions submitted Oficio Ordinario N°4673 instructing all AFPs to recognize the effect of change in tax rates in equity (retained earnings) and re-submit the financial statements for the nine month period ended September 30, 2014. The effect on our net income as disclosed in our report on Form 6-K filed with the SEC on October 31, 2014 is as follows:

MCh$
Net Income 9/30/2014 as previously reported	74,516
Adjustment tax change rate in equity	9,606
Net Income 9/30/2014	84,122

BUSINESS DEVELOPMENT

Business Drivers	Dec-14		Market Share

Monthly Average of:
Number of participants	3,313,538		34.2%
Number of contributors	1,743,882		32.2%
Salary base (US$ Million)	1,509	(1)	27.4%	(2)
Administrative employees	1,178		27.4%	(2)
Sales agents	793		31.8%	(2)

Last Month Figure
Number of pensioners	735,329		38.3%
Pension payments	216,342		40.7%
AUM (US$ Million)	46,113	(1)	27.8%

Real return of Pension Fund (YTD):
Pension Fund Type A	8.88%
Pension Fund Type B	8.54%
Pension Fund Type C	9.29%
Pension Fund Type D	7.82%
Pension Fund Type E	6.91%

(1) Exchange rate: Ch$606.75 per U.S. dollar.
(2) Market Share as of September, 2014.

COMPREHENSIVE INCOME STATEMENT

Profit

During the year 2014, the Company recorded a profit of Ch$103,757 million, a decrease of Ch$36,329 million or 25.9% as compared to the profit recorded in 2013. Such result was due to the one-time non-recurring profits generated in the first quarter of 2013 from the sale of the equity interests held in foreign companies in Mexico and Peru (Ch$53,321 million, net of taxes). If the gain on sale is disregarded, the profit would have increased by 19.6% in the year 2014 as compared with year 2013.

Regarding the recurring business, revenues increased by Ch$12,331 million (7.2%) in 2014 as compared to the prior year, due to higher fee income (Ch$12.520 million or 7.7%) from mandatory contributions from the growth in the taxable salary base of contributors.

Operating expenses increased by Ch$8,146 million as compared to prior year, partly explained by higher miscellaneous other operating expenses (Ch$6,430 million) mainly due to higher data processing and marketing expenses as part of our branding reinforcement campaign and updating of IT systems. Additionally, the year recorded higher employee related expenses (Ch$4.959 million) due to an increase in headcount aimed at improving our customer services. These increases were partially offset by L&D insurance premium showed a positive variance (Ch$3,243 million) due to the update of the provision according to low real cost of casualties.

Depreciation and amortization expenses decreased by Ch$6,543 million in the year 2014 as compared to prior year mainly due to lower amortization expenses, due to a software write-down  in the last quarter of 2013 as our IT systems were updated.

Mandatory investments recorded higher gains of Ch$20,055 million in the year 2014 as compared to the prior year. In figures, the weighted average nominal return of pension funds was 14.7% as compared to the return of 7.0% recorded in the prior year. Behind this performance is most of the investments variable and fixed income components in both local and foreign markets, and also the depreciation of the Chilean Peso against U.S. dollar.

Non-operating results decreased by Ch$72,923 million mainly related to the one-time non-recurring gain on the sale of foreign investments recognized in 1Q13 (Ch$65,589 million) and lower profits from equity accounted companies of Ch$4,389 million as our investee AFC ceased operations in October 2013.

Income tax expense decreased by Ch$5,811 million in year 2014 as compared with year 2013. For the year 2013, the income tax expense of Ch$29,567 million reflects taxes on the non-recurring gain on sale of equity interest held in foreign companies in Mexico and Peru (Ch$12,268 million). If tax over the gain on sale is disregarded, the tax expense would have increased by Ch$6,457 million corresponding to higher pre-tax income in 2014.

It is important to note that the Tax reform effect of Ch$9,606 million related to changes in tax rates affecting deferred income taxes was recognized in equity as instructed by our regulator, instead of recognizing it in earnings as required by IFRS.

In year 2014, earnings per share (each ADR represents fifteen shares) were Ch$313.16 as compared to Ch$422.82 for the prior year. As of December 31, 2014, the total number of outstanding shares (331,316,623) has no changes with respect to the same date in 2013.

Revenues

Revenues were Ch$184,093 million in the year 2014, an increase of Ch$12,331 million or 7.2% as compared to prior year. This result was attributable to the following:

•
Fee income was Ch$174,741 million in year 2014, a Ch$12,520 million (7.7%) increase as compared to year 2013. This result was attributable to higher mandatory contributions (Ch$12,004 million) from the growth in the taxable salary base of contributors.

As a result of the growing trend exhibited by fee income, ProVida has maintained in 2014 its leading position in the pension industry with average market shares of 34% in terms of number of participants, 32% in terms of contributors and 27% in terms of salary base. In term of assets under management, ProVida’s market share was 28% as of December 31, 2014.

In figures, the monthly average number of contributors was 1,743,882, the monthly average salary base was US$1,509 million and assets under management amounted to US$46,113.

•
Other revenues were Ch$9,352 million in the year 2014, slightly lower by Ch$190 million (2.0%) as compared to year 2013. The decrease is primarily attributable to lower revenues of Ch$146 million from services rendered to our equity investee AFC that ceased its operations in October 2013.

Mandatory investments

Gains from mandatory investments were Ch$35,046 million in year 2014, an increase of Ch$20,055 million with respect to the gains recorded in prior year. The increase is mainly due to a higher weighted average nominal return of pension funds of 14.7% as compared to 7.0% in prior year. The main contributions were Fund Type C (45% of the gains) with a nominal return of 15.5%, Fund Type D (17% of the gains) with a nominal return of 13.9%, and Fund Type B (16% of the gains) with a nominal return of 14.7%.

The nominal return obtained during the year 2014 was mainly related to favorable returns by local fixed income investments and by foreign stock markets. While local fixed income positively contributed due to lower nominal curves rates and inflation-indexed rates, foreign stock markets returns were improved by the depreciation of Chilean peso against the U.S dollar.

Life and disability insurance premium

The life and disability insurance premium recorded a gain of Ch$1,148 million in year 2014, a positive variance of Ch$3,243 million as compared to the loss recorded in prior year due to a reserve release made in the last quarter of 2014, as casualties costs were lower than the reserves previously constituted. The L&D insurance contract was finalized and settled on March 31, 2014.

Employee expenses

Employee expenses amounted to Ch$48,687 million in year 2014, an increase of Ch$4,959 million or 11.3% with respect to prior year. Such result is detailed as follows:

•
Wages and salaries of administrative personnel were Ch$24,613 million in year 2014, increasing by Ch$2,823 million or 13.0% as compared to year 2013. This result was primarily attributable to higher staff as part of internalization of certain processes and the opening of 25 new branch offices to focus on our strategy of improving our customer service quality.

The monthly average administrative staff for year ended December 31, 2014 was 1,178 workers, a 10.1% increase from the monthly average of 1,070 for year ended December 31, 2013. Total administrative staff as of December 31, 2014 was 1,214, a 6.9% increase over 1,136 total staff as of December 31, 2013.

•
Wages and salaries of sales personnel were Ch$16,768 million in year 2014, a Ch$1,809 million or 12.1% increase as compared to year 2013. Such increase was mainly caused by higher variable-based compensation paid in the period, mainly attributable to higher commissions paid to sales agents resulting from higher sales. Also, the period had increased fixed compensation and benefit allowances expenses resulting from higher headcount.

The monthly average number of sales employees was 793 workers in year 2014, a 4.5% increase with respect to the staff maintained in prior year (760 sales agents). Total sales employees as of December 31, 2014 were 981, an increase of 10.8% over 885 total staff as of December 31, 2013.

Depreciation and amortization expenses

Depreciation and amortization expenses totaled Ch$7,058 million in year 2014, a Ch$6,543 million or 48.1% decrease with respect to year 2013. This variation is explained as follows:

•
Amortization expense was Ch$5,161 million in year 2014, a Ch$6,200 million or 54.6% decrease with respect to year 2013. As our IT systems were updated, the previous software was written down in the last quarter of 2013.

•
Depreciation expense was Ch$1,897 million in year 2014, a Ch$343 million or 15.3% decrease with respect to year 2013. This result was mainly the outcome of lower hardware and buildings improvements depreciation.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$42,176 million in year 2014, an increase of Ch$6,430 million or 18.0% with respect to year 2013 due to the following:

•
Data processing expenses were Ch$10,213 million in year 2014, an increase of Ch$6,206 million with respect to year 2013, which is mainly explained by higher IT system expenditures incurred which allows us to focus on improving customer service quality and by those related to migration of our data center currently in Mexico to Chile.

•
Marketing expenses were Ch$6,188 million in year 2014, an increase of Ch$2,722 million with respect to year 2013. This increase was primarily due to higher advertising expenses (television, radio, web and social networks) as part of our rebranding campaign launched in 2014 to reinforce ProVida’s brand by emphasizing our core principles (customers’ proximity, quality service, education and trust).

•
Administration expenses were Ch$22,810 million in year 2014, a decrease of Ch$2,566 million as compared to year 2013. This favorable variance was mainly explained by lower levels of write-offs as compared to prior period. Additionally, the amount of expenses for services received from BBVA Servicios Corporativos was nil (former related party until October 1, 2013).

•	Other operating expenses were Ch$2,964 million in year 2014, an increase of Ch$68 million as compared to year 2013. This slight increase is caused by higher disability qualification costs.

Financial income (expenses)

Financial income (expense) was Ch$1,247 million in year 2014, a decrease of Ch$930 million with respect to year 2013, mainly due to higher investment balances held in the first half of 2013 from the proceeds received from the sale of the equity held in foreign companies in Mexico and Peru.

Share of the profit (loss) from equity accounted companies

Share of the profit (loss) from equity accounted companies was Ch$3,635 million in year 2014, a Ch$4,389 million or 54.7% decrease with respect to year 2013. This variance was attributable to the profits generated by the investee AFC as of September 2013, which ceased its operations in October 2013.

Company	Country	2014	2013	Change	%
		(Millions of Chilean pesos, except percentages)

Previred	Chile	3,460	3,194	266	8.3%
Inv. DCV	Chile	122	102	20	19.1%
AFC	Chile	53	4,728	(4,675)	-98.9%

TOTAL		3,635	8,024	(4,389)	-54.7%

Exchange differences

Exchange differences loss of Ch$179 million were recognized in year 2014, a decrease of Ch$265 million as compared to the gains recognized in the prior year. This result is attributable to higher balances denominated in U.F. (inflation-indexed unit) during year 2014, mainly for L&D insurance contract as compared to year 2013.

Other non-operating revenues

Other non-operating revenues were Ch$2,392 million in year 2014, a decrease of Ch$66,202 million as compared to year 2013. This result was primarily attributable to higher pre-tax profits from the sale of equity interests held in companies in Mexico of Ch$38,755 million and in Peru of Ch$26,834 million included in the first quarter of 2013. In addition, a gain on sale of Ch$997 million of property was recorded in 2013; no property sales were made in year 2014.

Other non-operating expenses

Other non-operating expenses were Ch$1,841 million in year 2014, a decrease of Ch$1,118 million as compared to prior year. This result was primarily due to higher legal contingency reserves.

Income tax expense

Income tax expense was Ch$23,756 million in year 2014, a decrease of Ch$5,811 million as compared to prior year.  For the year 2013, the income tax expense of Ch$29,567 million reflects taxes on the non-recurring gain on sale of equity interest held in foreign companies in Mexico and Peru (Ch$12,268 million). If tax over the gain on sale is disregarded, the tax expense would have increased by Ch$6,457 million corresponding to higher pre-tax income in 2014.

It is important to note that the Tax reform effect of Ch$9,606 million related to changes in tax rates affecting deferred income taxes was recognized in equity as instructed by our regulator, instead of recognizing it in earnings as required by IFRS.

STATEMENT OF FINANCIAL POSITION

Consistent with IFRS presentation standards for current and deferred income tax liabilities, the Company amended its presentation of current and deferred tax assets and liabilities in 2014 to reflect the net tax asset or liability position of the Company.  This presentation change had no effect on the Company’s net income or equity in the current or prior periods reported. The amended presentation resulted in lower total assets and total liabilities of Ch$17,667 million as of December 31, 2013 as compared with information included in 6-K filed on March 3, 2014.

Assets

Total assets amounted to Ch$ 422,953 million as of December 31, 2014, an increase of Ch$66,957 million or 18.8% with respect to December 31, 2013, as explained below:

•
Current assets as of December 31, 2014 were Ch$94,196 million, increasing by Ch$31,220 million or 49.6% with respect to December 31, 2013. This result was mainly attributable to higher cash and cash equivalents of Ch$29,134 million as a consequence of inflows generated from the recurring business during the year 2014.

•
Non-current assets amounted to Ch$328,757 million as of December 31, 2014, an increase of Ch$35,737 million or 12.2% with respect to December 31, 2013. This variance was mainly driven by higher mandatory investments of Ch$41,352 million due to both normal contributions made by contributors and the favorable overall return of pension funds during the period.

The aforementioned was partially offset by lower balance of intangible assets as of December 31, 2014 as part of amortization of customer lists. Additionally, the period recorded lower investment equity balances due to dividends received from our investee AFC, which ceased its operations in October 2013.

Liabilities

Total liabilities amounted to Ch$117,768 million as of December 31, 2014, increasing by Ch$3,779 million or 3.3% with respect to December 31, 2013, as explained as follows:

•
Current liabilities were Ch$69,156 million as of December 31, 2014, declining by Ch$10,046 million or 12.7% with respect to December 31, 2013. This result was due to lower trade and other payables of Ch$9,163 million mainly explained by lower levels of legal minimum dividends (equivalent to 30% of the profit) as of December 31, 2014, as compared to prior year due to higher profits shown in 2013.

•
Non-current liabilities were Ch$48,612 million as of December 31, 2014, an increase of Ch$13,826 million or 39.7% with respect to December 31, 2013. This result was mainly due to higher deferred tax liabilities of Ch$13,831 million, related both to gains from mandatory investments during the period and to tax reform impact of changes in tax rates as previously explained.

Shareholders’ equity

Total shareholders’ equity amounted to Ch$305,185 million as of December 31, 2014, increasing by Ch$63,178 million or 26.1% with respect to December 31, 2013. This increase is due to the profits recorded in year 2014 (Ch$103,757 million), which was partially offset by the respective minimum dividends accrued (Ch$31,127 million), and the Tax reform effect of Ch$9,606 million related to changes in tax rates affecting deferred income taxes that was recognized in equity as instructed by our regulator, instead of recognizing it in earnings as required by IFRS.

Exchange rate

As of December 31, 2014, the exchange rate was Ch$606.75 per U.S. dollar, while at the same date in 2013, it was Ch$524.61 per U.S. dollar. During 2014, the Chilean peso depreciated by 15.7% against the U.S. dollar, while in the prior year it depreciated by 9.3%.

COMPREHENSIVE INCOME STATEMENT

	2014	2013	Change	%
(Millions of Chilean pesos, except percentages)

Revenues	184,093	171,762	12,331	7.2%
Gain on mandatory investments	35,046	14,991	20,055	133.8%
Life and disability insurance premium expense (less)	1,148	(2,095)	3,243	-154.8%
Employee expenses (less)	(48,687)	(43,728)	(4,959)	11.3%
Depreciation and amortization (less)	(7,058)	(13,601)	6,543	-48.1%
Impairment losses, net (less)	(87)	(65)	(22)	33.2%
Miscellaneous other operating expenses (less)	(42,176)	(35,746)	(6,430)	18.0%
Finance costs (less)	(19)	(22)	3	-13.2%
Income (loss) from investments	1,247	2,177	(930)	-42.7%
Share of the profit (loss) from equity accounted associates	3,635	8,024	(4,389)	-54.7%
Exchange differences	(179)	86	(265)	-306.9%
Other non-operating income	2,392	68,594	(66,202)	-96.5%
Other non-operating expenses (less)	(1,841)	(723)	(1,118)	154.7%

PROFIT (LOSS) BEFORE TAX	127,513	169,653	(42,140)	-24.8%

Income tax expense	(23,756)	(29,567)	5,811	-19.7%
Profit (loss) after tax from continuing operations	103,757	140,086	(36,329)	-25.9%

PROFIT (LOSS)	103,757	140,086	(36,329)	-25.9%

STATEMENT OF FINANCIAL POSITION

	12-31-2014	12-31-2013	Change	%
(Millions of Chilean pesos, except percentages)

Current assets	94,196	62,976	31,220	49.6%
Non-current assets	328,757	293,020	35,737	12.2%

TOTAL ASSETS	422,953	355,996	66,957	18.8%

Current liabilities	69,156	79,202	(10,046)	-12.7%
Non-current liabilities	48,612	34,787	13,826	39.7%

Shareholders' Equity	305,185	242,007	63,178	26.1%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	422,953	355,996	66,957	18.8%

CASH FLOW STATEMENT

	12-31-2014	12-31-2013	Change	%
(Millions of Chilean pesos, except percentages)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	78,904	80,447	(1,543)	-1.9%
Cash flow from (used in) operations	90,656	98,032	(7,376)	-7.5%
Cash flow from (used in) other operating activities	(11,752)	(17,585)	5,833	-33.2%

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	(7,739)	106,547	(114,286)	-107.3%

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(42,030)	(183,211)	141,181	-77.1%

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	29,134	3,784	25,350	670.0%

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE FOURTH QUARTER OF 2014

Profit

During the fourth quarter of 2014 (4Q14), the Company recorded a profit of Ch$19,633 million, an increase of Ch$4,754 million with respect to profit recorded in the fourth quarter of 2013 (4Q13), primarily due to higher fee income and other favorable effects such as the reserve release for L&D insurance contract and lower amortization expenses due to write-down IT software, those effects were partially offset by lower results in mandatory investments and increased employee expenses.

Regarding the recurring business, revenues increased by Ch$4,079 million (9.4%) in 4Q14 as compared to the same quarter in 2013, sustained by higher fee income (Ch$3,654 million) due to increased mandatory contributions. Additionally, revenues from the subsidiary AFP Genesis in Ecuador (functional currency U.S. dollar) recorded an increase of Ch$408 million mainly due to the Chilean peso depreciation by 15.7% against the U.S. dollar.

In 4Q14 operating expenses decreased by Ch$2,279 million with respect to 4Q13, mainly attributable to the positive variance of Ch$4,652 million as compared to the loss recorded in prior year due to a reserve release made in the last quarter of 2014 in the L&D insurance contract reserve, as casualties costs were lower than the reserves previously constituted. The L&D insurance contract was finalized and settled on March 31, 2014. The aforementioned decrease was partially offset by higher employee expenses (Ch$1,920 million), associated with administrative and sales staff higher levels aimed at improving customer service quality and internal processes.

Depreciation and amortization expenses decreased by Ch$5,218 million in 4Q14 as compared to 4Q13, mainly due to lower amortization expenses driven by software that was written down in the last quarter of 2013 as our IT systems are being updated.

During the quarter mandatory investments recorded gains representing a negative variance of Ch$2,463 million in 4Q14 as compared to the gains in 4Q13, due to a lower rate of return of 1.6% vs 2.9%.

Non-operating result decreased by Ch$2,949 million mainly related to lower gains from equity method investees (Ch$1,539 million) as AFC ceased operations in October 2013; and also due to higher legal contingency reserves recognized in 4Q14.

Income tax expense increased by Ch$1,411 million due to higher pre-tax profit recorded in 4Q14.

Revenues

In 4Q14 revenues was Ch$47,592 million, an increase of Ch$4,079 million or 9.4% with respect to the same quarter in 2013, as follows:

•
Fee income was Ch$44,694 million in 4Q14, an increase of Ch$3,654 million (8.9%) with respect to the same quarter in 2013. This result was primarily driven by higher mandatory contributions given the growth experienced by salary base (8.7%) as the outcome of the increase in the taxable salary of contributors (7.2%).

•
Other revenues amounted to Ch$2,898 million in 4Q14, increasing by Ch$425 million (17.2%) with respect to 4Q13 as a consequence of higher revenues (Ch$408 million) from AFP Genesis in Ecuador (functional currency U.S. dollar) mainly due to the Chilean peso depreciation by 15.7% against the U.S. dollar.

Gains on mandatory investments

During 4Q14 mandatory investments recorded gains of Ch$4,234 million, lower by Ch$2,463 million with respect to the gains recorded in 4Q13. The weighted average nominal return of pension funds was 1.6% in 4Q14 as compared to a 2.9% return recorded in 4Q13. This result was boosted by higher returns that local fixed income investments and foreign markets shown in 4Q13 as compared to 4Q14. Also, the Chilean peso depreciation by 4.0% against the U.S. dollar accumulated in 4Q13 had a significant impact over the foreign investments return as compared to 1.3% in 4Q14.

Life and disability insurance premium

In 4Q14 the life and disability insurance premium recorded a gain of Ch$1,165 million representing a positive deviation of Ch$4,652 million with respect to provisions recognized in 4Q13 due to a reserve release made in the last quarter of 2014, as casualties costs were lower than the reserves previously constituted. The L&D insurance contract was finalized and settled on March 31, 2014

Employee expenses

Employee expenses amounted to Ch$14,159 million in 4Q14, an increase of Ch$1,920 million or 15.7% with respect to 4Q13. In more detail, the change is explained as follows:

•
Wages and salaries of administrative personnel amounted to Ch$6,235 million in 4Q14, higher by Ch$507 million or 8.9% with respect to the same quarter in 2013. This result was primarily attributable to higher staff levels as part of internalization of certain processes and the opening of 25 new branch offices to focus on our 2014 strategy of improving our customer service quality.

The local monthly average administrative staff was 1,195 workers in 4Q14, as compared to 1,124 in 4Q13 representing an increase of 6.3% (71 workers).

•
Wages and salaries of sales personnel amounted to Ch$4,855 million in 4Q14, rising by Ch$730 million or 17.7% with respect to the same quarter in 2013. The increase is explained by higher commissions paid due to higher sales and increased sales staff.

The local monthly average number of sales agents was 841 workers in 4Q14, an increase of 4.9% with respect to the number maintained in 4Q13 (802 sales agents).

Depreciation and amortization expenses

Depreciation and amortization expenses were Ch$1,764 million in 4Q14, a decrease of Ch$5,218 million with respect to 4Q13. This change is explained as follows:

•
Amortization expense was Ch$1,310 million in 4Q14, a Ch$5,125 million decrease with respect to 4Q13. This decrease was the outcome of the write down of the software at the end of 2013 in connection with the update of our IT systems.

•	Depreciation expense was Ch$453 million in 4Q14, a Ch$94 million or 17.1% decrease with respect to 4Q13. This result was mainly due to lower buildings improvements depreciation.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$13,402 million in 4Q14, an increase of Ch$454 million with respect to 4Q13, explained as follows:

•
In 4Q14 data processing expenses were Ch$3,678 million, an increase of Ch$2,721 million with respect to 4Q13. This increase was primarily driven by higher IT system expenditures related to migration process to move our data center currently in México to Chile.

•
Marketing expenses were Ch$2,476 million in 4Q14, higher by Ch$191 million with respect to the same quarter in 2013. This result was mainly attributable to higher expenses incurred in our rebranding campaign intended to promote ProVida’s core principles.

•
Administration expenses amounted to Ch$6,498 million in 4Q14, a decrease of Ch$2,466 million with respect to the same quarter in 2013. This result is mainly explained by lower levels of operational write-offs.

•	Other operating expenses were Ch$749 million in 4Q14, an slightly increase of Ch$8 million with respect to the same quarter in 2013.

Financial income (expenses)

Financial income (expense) for 4Q14 amounted to Ch$324 million, increasing by Ch$48 million (17.2%) as compared to the same quarter in 2013. This result was due to higher levels of cash equivalent balances.

Share of the profit (loss) from equity accounted companies

Share of the profit (loss) from equity accounted companies was Ch$1,006 million in 4Q14, lower by Ch$1,539 million with respect to 4Q13. This decrease was mainly attributable to the investee AFC ceasing its operations in October 2013, explaining the negative variance of Ch$1,651 million.

Company	Country	4Q14	4Q13	Change	%
		(Millions of Chilean pesos, except percentages)

Previred	Chile	922	835	86	10.3%
Inv. DCV	Chile	41	16	25	152.8%
AFC	Chile	44	1,694	(1,651)	-97.4%

TOTAL		1,006	2,546	(1,539)	-60.5%

Exchange differences

The exchange differences generated losses of Ch$133 million in 4Q14, lower by Ch$156 million with respect to the gains in 4Q13. This decrease was due to higher 4Q14 liability balance for the insurance contract reserve that is denominated in UF.

Other non-operating revenues

Other non-operating revenues were Ch$588 million in 4Q14, a decrease of Ch$41 million with respect to the same quarter in 2013.

Other non-operating expenses

Other non-operating expenses were Ch$1.543 million in 4Q14, higher by Ch$1,239 million with respect to 4Q13. This variance was due to higher legal contingency reserves recognized in 4Q14.

Income tax expense

Income tax expense was Ch$4,182 million in 4Q14, higher by Ch$1,411 million as compared to 4Q13 mainly due to higher pre-tax profit recorded in 4Q14.

Exchange rate

In 4Q14 a depreciation of 1.3% of Chilean peso against the U.S dollar was recorded, while in 4Q13 there was a depreciation of 4.0%.

COMPREHENSIVE INCOME STATEMENT

	4Q14	4Q13	Change	%
(Millions of Chilean pesos, except percentages)

Revenues	47,592	43,512	4,079	9.4%
Gain on mandatory investments	4,234	6,697	(2,463)	-36.8%
Life and disability insurance premium expense (less)	1,165	(3,488)	4,652	-133.4%
Employee expenses (less)	(14,159)	(12,240)	(1,920)	15.7%
Depreciation and amortization (less)	(1,764)	(6,982)	5,218	-74.7%
Impairment losses, net (less)	(87)	(65)	(22)	33.2%
Miscellaneous other operating expenses (less)	(13,402)	(12,948)	(454)	3.5%
Finance costs (less)	(5)	(5)	1	-12.2%
Income (loss) from investments	324	277	48	17.2%
Share of the profit (loss) from equity accounted associates	1,006	2,546	(1,539)	-60.5%
Exchange differences	(133)	23	(156)	-689.1%
Other non-operating income	588	629	(41)	-6.5%
Other non-operating expenses (less)	(1,543)	(304)	(1,239)	407.2%

PROFIT (LOSS) BEFORE TAX	23,816	17,651	6,165	34.9%

Income tax expense	(4,182)	(2,772)	(1,411)	50.9%
Profit (loss) after tax from continuing operations	19,633	14,879	4,754	32.0%

PROFIT (LOSS)	19,633	14,879	4,754	32.0%

Important Notice

This notice contains statements that constitute forward-looking statements. Forward-looking statements may include but are not limited to words such as "believe," "expect," "estimate," "project," "anticipate," "should," "intend," "probability," "risk," "target," "goal," "objective" and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. AFP ProVida undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in its business or acquisition or divestitures strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date:	March 11, 2015	By:	/s/ Rodrigo Diaz
			Name:	Rodrigo Diaz
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	March 11, 2015	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Chief Financial Officer